File No. 812-______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of:

WisdomTree Trust; and

WisdomTree Asset Management, Inc.

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Application for an order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 12(d)(1)(a), 12(d)(1)(b) and 12(d)(1)(c) of the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

-- - - - - - - - - - - - - - - - - - - - - - - - - - - -x All communications and orders to:

Jonathan Steinberg	Ryan Louvar, Esq.
WisdomTree Trust	WisdomTree Asset Management, Inc.
245 Park Avenue, 35th Floor	245 Park Avenue, 35th Floor New York,
New York 10167	New York, New York 10167

with a copy to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 36 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on May 13, 2020

	TABLE OF CONTENTS
		Page No.
I.	INTRODUCTION .............................................................................................................................	3
II.	THE APPLICANTS...........................................................................................................................	5
A.	THE TRUST .....................................................................................................................................	5
B.	THE ADVISER ................................................................................................................................	5
III.	INVESTMENT STRATEGIES OF THE FUNDS............................................................................	6
IV.	APPLICABLE LAW AND LEGAL ANALYSIS.............................................................................	7
A.	SECTION 12(d)(1) ...........................................................................................................................	7
1. Explanation of Section 12 (d)(1)........................................................................................................		7
2. Request for an order of exemption pursuant to Section 12(d)(1)(J) ......................................		8
3.	No undue influence .......................................................................................................................	9
4. No excessive layering of fees.............................................................................................................		18
5. Structure is not overly complex ........................................................................................................		20
B.	SECTION 17(a) ................................................................................................................................	22
V.	PRECEDENT IN SUPPORT OF THE REQUEST FOR EXEMPTION...............................	25
VI.	CONCLUSION..................................................................................................................................	26
VII.	CONDITIONS ...................................................................................................................................	27
VIII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES....................................		34
EXHIBIT A.....................................................................................................................................................		36

I.INTRODUCTION

WisdomTree Trust (the "Trust") and WisdomTree Asset Management, Inc. (the "Initial

Adviser") (collectively, the "Applicants") hereby submit this application (the "Application") for an order of the U.S. Securities and Exchange Commission (the "Commission") as described below. The Applicants request that the order apply not only to any existing series of the Trust, but that the order also extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and any series thereof that are, or may in the future be, advised by the Initial Adviser or any other investment adviser controlling, controlled by, or under common control with the Initial Adviser (an "Adviser")1 and that are part of the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the "1940 Act"), as the Trust (together with the existing series of the Trust, each series a "Fund" and, collectively, the "Funds"). The Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) each Fund that relies on the requested order (each, a "Fund of Funds" and, collectively, the "Funds of Funds") to acquire shares of (i) registered open-end management investment companies (each, an "Unaffiliated Open-End Investment Company"),(ii)registered closed-end management investment companies and "business development companies," as defined by Section 2(a)(48) of the 1940 Act2 (each registered closed-end

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All references herein to the term "Adviser" include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

Although business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain business development

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management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Management Companies"), and (iii) registered unit investment trusts ("Unaffiliated UITs"), in each case, that are not part of the same "group of investment companies"3 as the Funds of Funds (the Unaffiliated UITs and Unaffiliated Management Companies, the "Unaffiliated Funds"); (2) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the 1934 Act ("Broker") to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of registered open-end management investment companies, registered closed-end management investment companies, business development companies, and registered unit investment trusts in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds" and, together with the Unaffiliated Funds, the "Underlying Funds")4; and (4) the Affiliated Funds,

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companies, like shares of certain registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies. Applicants are not requesting relief for Funds of Funds to invest in business development companies and registered closed-end investment companies that are not listed on a national securities exchange.

For purposes of this Application, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies or business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds. The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either unit investment trusts or open-end management investment companies and rely on Rule 6c-11 under the 1940 Act or exemptions from the Commission necessary to operate as exchange-traded funds (each, an "ETF" and, collectively, the "ETFs").5

All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.

II.THE APPLICANTS

A.THE TRUST

The Trust is a statutory trust organized under the laws of Delaware and registered with the SEC as an open-end management investment company. The Trust has multiple series. Each series of the Trust pursues distinct investment objectives and strategies.

B.THE ADVISER

The Initial Adviser is the investment adviser to each Fund. The Initial Adviser is responsible for the management of a Fund's portfolios and may retain an investment sub-adviser

5Funds that are ETFs will not rely on this relief to the extent they rely on other exemptive relief from Sections 12(d)(1)(A) and (B) allowing other unaffiliated funds-of-funds to invest in those Funds in excess of the 12(d) limits.

to manage all or a portion of a Fund's assets. The Initial Adviser is a Delaware corporation and its principal office is located at 245 Park Avenue, 35th Floor, New York, NY 10167. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Any other Adviser will be registered under the Advisers Act.

III.INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds may be structured as "funds of funds," as they would invest a portion or all of their assets in the securities of investment companies. Because certain Funds may invest in the shares of the Underlying Funds, they would be subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

Certain Underlying Funds (or their respective master funds) may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a "Wholly-Owned Sub"), in order to invest in commodity-related instruments and/or certain other instruments. For an Underlying Fund (or its respective master fund) that invests in a Wholly-Owned Sub, the Adviser and/or Sub-Adviser (defined below) would serve as investment adviser to both the Underlying Fund (or its respective master fund) and the Wholly-Owned Sub. These Wholly- Owned Subs are created in order to ensure that the Underlying Fund would remain qualified as a

"regulated investment company" ("RIC") for U.S. federal income tax purposes and/or to pursue their investment objectives. Each Wholly-Owned Sub may invest primarily in commodity futures, swaps on commodity futures, commodity index swaps and other commodity-linked derivatives instruments, or in other instruments.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

A.SECTION 12(d)(1)

1.Explanation of Section 12 (d)(1)

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.6 Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•the exercise of undue influence or control over the underlying funds;

•duplicative costs; and

•the complexity of such arrangements.7

Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the

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Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.

See Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the "PPI Report").

securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) provides, in pertinent part, that it shall be unlawful for any investment company (the "acquiring company") and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.

2.Request for an order of exemption pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds that are registered open-end management investment companies or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and

(C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.No undue influence

The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, because they are part of the same group of investment companies. Each Unaffiliated Management Company will operate independently as determined by its own Board8 and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the

8The term "Board," as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

•the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group"), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

•any other investment adviser within the meaning of Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group"), will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

The Applicants believe that, in one respect, a Fund of Funds' investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a Fund of Funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds'

investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed-end fund to alter its investments nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

Specifically, with respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to the Sub-Adviser Group with respect to an

Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Management Company) or as the sponsor (in the case of an Unaffiliated UIT).

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated UIT or any Unaffiliated

Management Company or an Unaffiliated Fund Affiliate of such Unaffiliated Management Company or Unaffiliated UIT in connection with any services or transactions.

Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Management Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Management Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Management Company; (b) is within the range of consideration that the Unaffiliated Management Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Management Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

Condition 6 further requires that the Board of an Unaffiliated Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Management Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Management Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Management Company. The Board of the Unaffiliated Management Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Management Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 7 will require that the Unaffiliated Management Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Management Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Management Company were made.

To further ensure that an Unaffiliated Management Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Management Company in excess of the limit of Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Management Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). At the time of its investment in shares of an Unaffiliated Management Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Management Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Management Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Management Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Management Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Management Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.9

In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-

9An Unaffiliated Management Company (including an ETF or an Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Fund could terminate a Participation Agreement with the Fund of Funds, effective at the end of a reasonable notice period specified in such Participation Agreement. The terms of the Participation Agreement will specify that the obligations of the Unaffiliated Funds and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. As the Commission observed in the PPI Report: "Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control."10 The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with

10See PPI Report at 324.

respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed- End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

4.No excessive layering of fees

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Management Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Management Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Management Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub- Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

Applicants also propose Condition 11, so that, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2341 of the consolidated FINRA rulebook ("FINRA Rule 2341"). In this regard, Applicants note that with respect to closed-end funds, shares of closed-end funds generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds do not pay 12b-1 fees. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

5.Structure is not overly complex

The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund (or, if applicable, its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter- fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Sub of the Underlying Fund as described in the Application.

Applicants represent that, with respect to each Underlying Fund in which a Fund of Funds will invest that has a Wholly-Owned Sub, (1) such Underlying Fund will be the sole and legal beneficial owner of its Wholly-Owned Sub; (2) an investment adviser to such Underlying Fund will manage the investments of both the underlying fund and its Wholly-Owned Sub; (3) such Underlying Fund's investment in the Wholly-Owned Sub enables the Underlying Fund to continue to qualify as a RIC; and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Fund investing in a Wholly-Owned Sub. An Underlying Fund (or its respective master fund) that invests in a Wholly-Owned Sub will consolidate its financial statements with the Wholly-Owned Sub's financial statements, provided that U.S. GAAP or other applicable accounting standards permits consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Fund (or its respective master fund) will deem the assets, liabilities and indebtedness of a Wholly-Owned Sub in which the Underlying Fund (or its respective master fund) invests as its own. In addition, the expenses of the Wholly-Owned Sub are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Fund. Because of the nature of their holdings, Wholly-Owned Subs may not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt them from registration as investment companies. Nonetheless, for the avoidance of doubt, Applicants request that as provided in condition 12 below, these types of investments be permitted even if they did rely on those Sections.

Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.SECTION 17(a)

Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in Section 2(a)(3) of the 1940 Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds organized as open-end investment companies ("Underlying Open-End Funds") or unit investment trusts ("Underlying UITs") (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).11 For example, because the Adviser serves as investment adviser to the Funds of Funds and to Affiliated Funds that are open-end management companies, the Fund of Funds and those Affiliated Funds may be deemed to be under common control of the Adviser and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Funds.

Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Additionally, Section 6(c) of the 1940 Act provides that:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or

11The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Open-End Fund or Underlying UIT will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund or Underlying UIT. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Funds organized as closed-end investment companies ("Underlying Closed-End Investment Companies") to a Fund of Funds. There is only one type of sales transaction by an Underlying Closed-End Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Underlying Closed-End Investment Company. In such a transaction, the Underlying Closed-End Investment Company's shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Underlying Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Underlying Open-End Funds or Underlying UITs to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).12 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, Underlying UIT, or Underlying Closed-End Investment Company, and with the general purposes of the 1940 Act. The investment by a Fund of Funds in shares of the Underlying Open- End Funds, Underlying UITs, and Underlying Closed-End Investment Companies and the issuance of shares of the Underlying Open-End Funds, Underlying UITs, and Underlying Closed-End Investment Companies to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

V.PRECEDENT IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies.13 Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts (the "Schwab Trusts") to invest (a) in other series of the Schwab Trusts and other registered open-end

12The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Although Applicants do not believe such principal transactions with an ETF are possible, let alone likely, in an abundance of caution and consistent with precedent, Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each ETF or Underlying Closed-End Investment Company that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund of Funds to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF, business development company, or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, business development company, or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF, business development company, or closed-end fund, is also an investment adviser to the Fund of Funds.

13See Schwab Capital Trust, et al. ("Schwab"), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the "Schwab Order").

management investment companies that are part of the same "group of investment companies" as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).

The Applicants also note that the Commission has recently granted relief substantially identical or similar to that requested herein, permitting funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well. The Applicants also note that the Commission has granted relief substantially identical or similar to that requested herein where applicants contemplated that certain underlying funds would invest in wholly-owned subsidiaries.14

VI. CONCLUSION

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for

14See, e.g., MassMutual Select Funds, et al., Investment Company Act Release Nos. 33675 (Oct. 23, 2019) (notice) and 33686 (Nov. 18, 2019) (order); ETFis Series Trust I, et al., Investment Company Act Release Nos. 33622 (Sept. 11, 2019) (notice) and 33655 (Oct. 8, 2019) (order); Ares Credit and Income Trust and Ares Capital Management III LLC, Investment Company Act Release Nos. 33243 (Sept. 21, 2018) (notice) and 33275 (Oct. 17, 2018) (order); Innovator ETFs Trust, et al., Investment Company Act Release Nos. 33214 (Aug. 24, 2018) (notice) and 33238 (Sept. 19, 2018) (order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 33137 (Jun. 27, 2018) (notice) and 33166 (Jul. 24, 2018) (order); Morningstar Funds Trust, et al., Investment Company Act Release Nos. 33005A (Feb. 15, 2018) (notice) and 33044 (Mar. 13, 2018) (order); Brinker Capital Destinations Trust, et al., Investment Company Act Release Nos. 32478 (Feb. 14, 2017) (notice) and 32534 (Mar. 16, 2017) (order); ALAIA Market Linked Trust and Beech Hill Securities, Inc., Investment Company Act Release Nos. 32384 (Dec. 8, 2016) (notice) and 32410 (Jan. 4, 2017) (order); Destra Capital Advisors LLC, et al., Investment Company Act Release Nos. 32308 (Oct. 7, 2016) (notice) and 32459 (Jan. 30, 2017) (order); Guggenheim Funds Trust, et al., Investment Company Act Release Nos. 32140 (Jun. 6, 2016) (notice) and 32170 (Jul. 5, 2016) (order); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 32006 (Feb. 25, 2016) (notice) and 32035 (Mar. 22, 2016) (order).

an exemption from the provisions of Section 17(a), and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).

VII. CONDITIONS

The Applicants agree that the order granting the requested relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act and (ii) each other member of the Group or Sub- Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Management Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Management Company or Unaffiliated UIT or any Unaffiliated Fund Affiliate of such Unaffiliated Management Company or Unaffiliated UIT in connection with any services or transactions.

4.Once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Management Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Management Company to a Fund of Funds or a Fund of Funds

Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Management Company; (b) is within the range of consideration that the Unaffiliated Management Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Management Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Management Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.The Board of an Unaffiliated Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Management Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Management Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the

Unaffiliated Management Company. The Board of the Unaffiliated Management Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Management Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Management Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Management Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.Each Unaffiliated Management Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Management Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate's members,

(3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Management Company were made.

8.Prior to its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Management Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Management Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Management Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Management Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Management Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Management Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees,

shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Management Company pursuant to Rule 12b- 1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Management Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub- Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Management Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Rule 2341.

12.No Underlying Fund (or its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (or its respective master fund): (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application. Further, no Wholly-Owned Sub will acquire securities of any other investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VIII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Applicants file this Application in accordance with rule 0-2 under the Act, and state that their address is printed on the Application's facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application's facing page. Also, Applicants have attached as an exhibit to the

Application the required verification.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Jonathan Steinberg is authorized to sign and file this document on behalf of the Initial

Advisor pursuant to the general authority vested in him as Chief Executive Officer. Jonathan

Steinberg is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Board of the Trust on March 11, 2020:

RESOLVED, that the filing with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "1940 Act"), of a request for an exemptive order, pursuant to Sections 6(c), 17(b) and 12(d)(1)(J), relating to relief from Sections 17(a), 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act is hereby approved to permit, among other things, the series of WisdomTree Trust (the "Trust") to invest in affiliated and unaffiliated management investment companies and unit investment trusts.

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf of the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any amendment(s) to the application for the order.

Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 12(d)(1)(j) and 17(b) of the Act granting the relief requested by this Application.

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

Dated: May 13, 2020

WisdomTree Trust

By: /s/ Jonathan Steinberg

Name: Jonathan Steinberg

Title: President

WisdomTree Asset Management, Inc.

By: /s/ Jonathan Steinberg

Name: Jonathan Steinberg

Title: Chief Executive Officer

EXHIBIT A

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned says that he has duly executed the attached Application for an order, dated as of May 13, 2020 for and on behalf of WisdomTree Asset Management, Inc. and WisdomTree Trust; that he is the Chief Executive Officer and/or President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan Steinberg

Name: Jonathan Steinberg

36